UNITED STATES
                                         SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549



                                                    SCHEDULE 13G



                                      Under the Securities Exchange Act of 1934

                                                 (Amendment No. 10)*


                                           AMCOL International Corporation

                                                    Common Stock

                                                       02341W





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                               Page 1 of 5 pages

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           William D. Weaver
--------- ----------------------------------------------------------------------

                                                                       (a)
          Not Applicable
                                                                       (b)

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY
--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
---------------------------------- ------- -------------------------------------
                                   5       SOLE VOTING POWER
                                           758,373
            NUMBER OF
             SHARES
          BENEFICIALLY
            OWNED BY
              EACH
            REPORTING
              PERSON
              WITH
                                   ------- -------------------------------------
                                   6       SHARED VOTING POWER
                                           3,101,751
                                   ------- -------------------------------------
                                   7       SOLE DISPOSITIVE POWER
                                           758,373
                                   ------- -------------------------------------
                                   8       SHARED DISPOSITIVE POWER
                                           3,101,751
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,182,564
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.7%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------


                                                                     Page 3 of 5

Item 1(a).        Name of Issuer:

                  AMCOL International Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One North Arlington
                  1500 West Shure Drive
                  Arlington Heights, Illinois  60004-1434

Item 2(a).        Name of Person Filing:

                  William D. Weaver

Item 2(b).        Address of Principal Business Office, or if none, Residence:

                  One North Arlington
                  1500 West Shure Drive
                  Arlington Heights, Illinois  60004-1434

Item 2(c).        Citizenship

                  United States

Item 2(d).        Title of Class Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  02341W

Item 3.  Not Applicable
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                                                                     Page 4 of 5
Item 4.  Ownership:

                  (a)      Amount Beneficially Owned:         4,182,564

                  (b)      Percent of Class:                  14.7%

                  (c)      Number of shares as to which such person has:

                           (i)     sole power to vote or to direct the vote
                                   758,373

                           (ii) shared power to vote or to direct the vote 3,101,751

                           (iii) sole power to dispose or to direct the disposition of 758,373

                           (iv) shared power to dispose or to direct the disposition of 3,101,751

Item 5.  Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

     Of the 4,182,564 shares beneficially owned by the Reporting Person, 322,440 are held by Virginia O. Weaver, wife of the Reporting Person; of such 322,440 shares, 218,550 shares are held in her Living Trust account, 5,850 shares are held directly by her, 53,040 shares are held by her as Trustee for her grandchildren; and 45,000 shares are held by her as Trustee for the William Osborne Trust. 30,750 shares are held by the Reporting Person as trustee for the Weaver Family Remainder Charitable Unitrust. 675,342 shares are held in the Reporting Person's Living Trust account, and 52,281 shares are held directly by the Reporting Person. 3,101,751 shares are held by the Reporting Person as Co-Trustee for the Paul Bechtner Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.  Notice of Dissolution of Group:

                  Not Applicable.

                                                                     PAGE 5 OF 5
Item 10. Certification:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 10, 1998
                                                     Date

                                                       /s/ William D. Weaver

                                                        William D. Weaver